UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 29, 2014

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 29, 2014, announcing STMicroelectronics’ 2014 Third Quarter and Nine Month Financial Results.

PR No. C2766C

STMicroelectronics
Reports 2014 Third Quarter and Nine Month Financial Results

•	Sequential improvement in net revenues and gross margin: to $1.89 billion and 34.3%, respectively
•	$72 million net income in the third quarter
•	Positive free cash flow of $140 million in the third quarter*
•	Plan for the digital business to achieve $100 million of annualized savings

Geneva, October 29, 2014 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the third quarter and nine months ended September 27, 2014.

Third quarter net revenues totaled $1.89 billion, gross margin was 34.3%, operating margin excluding impairment and restructuring was 4.0%, net income was $72 million and positive free cash flow was $140 million.

“We had a solid quarter in terms of performance across a number of metrics and year-over-year improvement: from gross margin to operating margin progression and from net income to cash flow generation. At the same time, the softening of demand towards the end of the quarter, specifically in the mass market and in microcontrollers, slowed our anticipated sequential revenue progress,” said ST President and CEO Carlo Bozotti.

“Our Analog, MEMS and Sensors group returned to sequential revenue growth, as anticipated, with the ramp-up of new MEMS products including our high-performance microphones and high-accuracy pressure sensors, and touch-screen controllers for volume markets. Our Digital Convergence Group grew sequentially driven principally by our latest generation of broadcast set-top-box products.

“We are progressing in moving our digital businesses towards self-sustainability, with a sharper focus on developing and bringing to our customers our latest home gateway and set-top box products as well as our FD-SOI and mixed process ASICs. In order to maintain the path of progress towards turning these businesses to profit, and in light of slower than expected future revenue growth in a weaker than anticipated market, we have launched a series of actions targeting an estimated $100 million of operating expense savings. We are discontinuing our commodity camera module products, while reinforcing our imaging efforts on prioritized customer projects and opportunities. We are also combining our DCG and IBP product groups to extract synergies. Finally, we are reviewing the implications to our process technology following the recent announcements by our Research Alliance partners.”

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(*)Free cash flow is a non-U.S. GAAP measure. Please refer to Attachment A for additional information explaining why the Company believes this measure is important and for reconciliation to U.S. GAAP.

Summary Financial Highlights

U.S. GAAP (Million US$)	Q3 2014	Q2 2014	Q3 2013(a)
Net Revenues	1,886	1,864	2,013
Gross Margin	34.3%	34%	32.4%
Operating Income (Loss), as reported	37	98	(66)
Net Income (Loss) attributable to parent company	72	38	(142)
(a)	Net revenues include sales recorded by ST-Ericsson as consolidated by ST. ST-Ericsson was deconsolidated on September 1, 2013.

Non-U.S. GAAP* Before impairment and restructuring charges (Million US$)	Q3 2014	Q2 2014	Q3 2013
Operating Income (Loss)	75	118	54
Operating Margin	4.0%	6.3%	2.7%

Digital Business Organization and Strategy

Effective in the fourth quarter of 2014, the existing Digital Convergence Group (DCG) and Imaging, Bi-CMOS and Silicon Photonics Group (IBP) will be combined under one single organization, called Digital Product Group (DPG). DPG will focus on ASSPs addressing home gateway and set-top box, as well as FD-SOI ASICs for consumer applications; FD-SOI and mixed process ASICs, including silicon photonics, addressing communication infrastructure; and differentiated imaging products.

In parallel, ST announced a plan to achieve $100 million in annualized savings, upon completion of the plan during the course of the third quarter of 2015. A portion of the savings coming from the identified initiatives will leverage the synergies from the combination of the DCG and IBP product groups. Other new initiatives include the disengagement from ST’s commodity camera module products as part of the re-positioning of ST’s imaging strategy and a global workforce review within the Embedded Processing Solutions perimeter to affect about 450 employees worldwide.

Total restructuring costs are expected to be about $50 million through completion of the plan, of which $13 million were posted in the third quarter of 2014.

Third Quarter Review

ST’s third quarter net revenues increased 1.2% on a sequential basis to $1.89 billion.

On a sequential basis, net revenues by region of shipment increased 7.4% and 2.8% in the Americas and Greater China & South Asia, respectively. EMEA and Japan & Korea decreased by 0.9% and 6.2%, respectively.

On a year-over-year basis, net revenues decreased 6.3% mainly due to the phase-out of legacy ST-Ericsson products.

Third quarter gross profit was $646 million and gross margin was 34.3%. Gross margin improved 30 basis points sequentially, mostly reflecting manufacturing efficiencies partially offset by price pressure. On a year-over-year basis, gross margin improved 190 basis points, mainly due to manufacturing efficiencies and product mix partially offset by pressure on prices and higher unsaturation charges.

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(*)Operating income (loss) before impairment and restructuring charges and operating margin before impairment and restructuring charges are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Combined R&D and SG&A expenses totaled $603 million compared to $626 million in the second quarter and $676 million in the year-ago quarter. In the third quarter, R&D expenses were $377 million and SG&A expenses were $226 million, representing a sequential decrease of 3.2% and 4.7%, respectively, principally due to seasonality. R&D and SG&A expenses declined by 10.9% and 10.5%, respectively, compared to the year-ago period, mainly due to the ST-Ericsson wind-down and cost-reduction initiatives.

Other income and expenses, net in the third quarter, was an income of $32 million, compared to $110 million and $78 million in the second and year-ago quarter, respectively. The second quarter of 2014 included $100 million related to the catch-up of funding of the Nano2017 R&D program which started January 1, 2013. The third quarter of 2013 included the sale of ST-Ericsson’s Global Navigation Satellite System business to a third party and other sale of assets for an $80 million gain.

Impairment, restructuring and other related closure costs for the third quarter were $38 million mainly due to a non-cash charge of $23 million for the impairment of Digital Convergence Group intangible assets and restructuring costs of $14 million, compared to $20 million in the prior quarter.

Income tax benefit in the third quarter was $42 million, mainly due to a favorable interpretation of income tax law related to previous years income tax and to the signature of an advanced pricing agreement with a local revenue service.

Third quarter net income was $72 million or $0.08 per share, compared to net income of $0.04 and a net loss of $(0.16) per share in the prior and year-ago quarter, respectively. On an adjusted basis, net of related taxes, ST reported non-U.S. GAAP net income per share of $0.13 in the third quarter, excluding impairment and restructuring charges and one-time items, compared to net income of $0.11 and a net loss of $(0.03) per share in the prior and year-ago quarter, respectively.*

For the third quarter of 2014, the effective average exchange rate for the Company was approximately $1.34 to €1.00 compared to $1.36 to €1.00 for the second quarter of 2014 and $1.31 to €1.00 for the third quarter of 2013.

Quarterly Net Revenues Summary

Net Revenues By Product Line and Segment (Million US$)	Q3 2014	Q2 2014	Q3 2013
Analog & MEMS (AMS)	268	264	329
Automotive (APG)	464	463	418
Industrial & Power Discrete (IPD)	486	475	458
Sense & Power and Automotive Products (SP&A)	1,218	1,202	1,205
Digital Convergence Group (DCG) (a)	202	184	314
Imaging, Bi-CMOS ASIC and Silicon Photonics (IBP) (a)	84	76	128
Microcontroller, Memory & Secure MCU (MMS)	377	396	360
Other EPS	-	1	-
Embedded Processing Solutions (EPS)	663	657	802
Others	5	5	6
Total	1,886	1,864	2,013
(a)
Reflecting the transfer of Wireless (legacy ST-Ericsson products) and the Image Signal Processor business unit from IBP to DCG as of January 1, 2014, the Company has reclassified prior period revenues.

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(*) Adjusted net earnings per share is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Net Revenues by Market Channel

Net Revenues By Market Channel (%)	Q3 2014	Q2 2014	Q3 2013
Total OEM	68%	69%	75%
Distribution	32%	31%	25%

Revenues and Operating Results by ST Product Segment

Operating Segment (Million US$)	Q3 2014 Net Revenues	Q3 2014 Operating Income (Loss)	Q2 2014 Net Revenues	Q2 2014 Operating Income (Loss)	Q3 2013 Net Revenues	Q3 2013 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	1,218	114	1,202	126	1,205	75
Embedded Processing Solutions (EPS) (a)	663	(27)	657	14	802	(18)
Others (b)(c)	5	(50)	5	(42)	6	(123)
TOTAL	1,886	37	1,864	98	2,013	(66)

(a) Embedded Processing Solutions includes the Wireless product line which includes a portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results until September 1, 2013, as well as other items affecting operating results related to the wireless business.
(b) Net revenues of “Others” include revenues from sales of Subsystems, assembly services, and other revenues.
(c) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $14 million, $5 million, and $0 million of unused capacity charges in the third and second quarters of 2014 and third quarter of 2013, respectively; and $38 million, $20 million, and $120 million of impairment, restructuring charges, and other related closure costs in the third and second quarters of 2014 and third quarter of 2013, respectively.

Sense & Power and Automotive Products (SP&A) third quarter net revenues increased 1.3% sequentially, driven by industrial and power products within IPD and new acoustic MEMS within AMS. On a year-over-year basis, net revenues increased 1.0% driven by APG and IPD offset by AMS. SP&A operating margin was 9.4% in the 2014 third quarter compared to 10.5% and 6.2% in the prior and year-ago quarter, respectively. Excluding the non-recurring Nano2017 catch-up of funding recorded in the second quarter of 2014, the SP&A operating margin increased 50 basis points sequentially.

Embedded Processing Solutions (EPS) third quarter net revenues increased 1.0% on a sequential basis driven by set-top box products within DCG and IBP. On a year-over-year basis, EPS net revenues decreased 17.3% largely reflecting the phase-out of ST-Ericsson legacy products and excluding ST-Ericsson legacy products, the decrease was 4.6%. EPS segment operating margin was negative 4.1% in the 2014 third quarter, compared to positive 2.1% and negative 2.2% in the prior and year-ago quarter, respectively. Excluding the $97 million of non-recurring Nano2017 catch-up recorded in the second quarter of 2014, the EPS operating losses improved by $56 million sequentially.

Cash Flow and Balance Sheet Highlights

Net cash from operating activities was $281 million in the third quarter, compared to $71 million and $14 million in the prior and year-ago quarter.

Capital expenditure payments, net of proceeds from sales, were $137 million during the third quarter and for the first nine months of the year totaled $388 million.

Free cash flow* was positive $140 million in the third quarter, compared to a negative $99 million in the prior quarter and negative $72 million in the year-ago quarter.

Inventory decreased by $60 million to $1.26 billion at quarter end. Inventory in the third quarter of 2014 was at 3.9 turns or 92 days, compared to 3.7 turns or 97 days in the prior quarter.

In the third quarter, the Company used $93 million to repurchase 11 million shares of common stock as well as pay cash dividends totaling $89 million.

ST’s net financial position was $494 million at September 27, 2014 compared to $423 million at June 28, 2014.* ST’s financial resources equaled $2.46 billion and total debt was $1.97 billion at September 27, 2014.

Total equity, including non-controlling interest, was $5.40 billion at quarter end.

The resolution in respect to the distribution of a dividend for the fourth quarter of 2014 and first quarter of 2015 will be resolved upon by ST’s Supervisory Board on December 4, 2014.

Nine Months 2014 Results

Net revenues for the first nine months of 2014 decreased 8.1% to $5.58 billion from $6.07 billion in the year-ago period and excluding ST-Ericsson legacy products, decreased 0.8%.  ST’s net revenues benefited from strong growth in APG and MMS as well as support from IPD.

Gross margin improved to 33.7% of net revenues, compared to 32.2% of net revenues for the first nine months of 2013, principally due to manufacturing efficiencies and product mix partially offset by pressure on prices and volumes as well as negative currency effects.

Sense & Power and Automotive revenues for the first nine months of 2014 totaled $3.61 billion, an increase of 1.9% compared to the first nine months of 2013 on mixed performance with growth in APG and IPD while AMS recorded a decrease reflecting portfolio pruning and product generation transition. SP&A operating margin increased to 9.5% in the first nine months of 2014 up from 4.9% in the first nine months of 2013 on improvement across all three product groups.

Embedded Processing Solutions revenues were $1.95 billion, a decrease of 21.9% with a sharp increase in MMS offset by ST-Ericsson legacy products end of life and a significant decline of DCG and IBP revenues. EPS net revenues for the first nine months of 2014, excluding legacy ST-Ericsson products, decreased 5%. EPS operating margin in the first nine months of 2014 improved to a negative 4.8% compared to negative 13.4% in the first nine months of 2013 mainly due to the wind down of ST-Ericsson and funding for Nano2017.

Net income, as reported, was $85 million in the first nine months of 2014, or $0.10 per share, compared to a net loss of $464 million, or $(0.52) per share in the first nine months of 2013. On an adjusted basis, net of related taxes, ST reported a non-U.S. GAAP net income per share estimated at $0.23 excluding impairment and restructuring charges and one-time items in the first nine months of 2014.*

The effective average exchange rate for the Company was approximately $1.35 to €1.00 for the first nine months of 2014, compared to $1.30 to €1.00 for the first nine months of 2013.

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* Free cash flow, net financial position and adjusted net earnings per share are non-US GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Nine Months Revenue and Operating Results by Product Segment

Operating Segment (In Million US$)	Nine Months 2014 Net Revenues	Nine Months 2014 Operating Income (Loss)	Nine Months 2013 Net Revenues	Nine Months 2013 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	3,610	344	3,542	174
Embedded Processing Solutions (EPS)	1,947	(93)	2,493	(333)
Others	18	(121)	32	(294)
TOTAL	5,575	130	6,067	(453)

Fourth Quarter 2014 Business Outlook

Mr. Bozotti commented, “In the fourth quarter, due to the ongoing soft market conditions, we expect net revenues to decrease sequentially by about 3.5% at the mid-point with all product groups decreasing except our Analog, MEMS and Sensors group thanks to key product ramp-ups, such as analog microphones, new 6-axis gyroscopes and touch controllers.

“Based upon our revenue growth outlook as well as product mix between analog and digital we anticipate that our fourth quarter gross margin will decrease to about 33.8% at the midpoint of the range, mainly driven by a higher level of unused capacity charges as our manufacturing capacity in digital technology is expected to be at a low level of utilization.”

The Company expects fourth quarter 2014 revenues to decrease about 3.5% on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the fourth quarter is expected to be about 33.8%, plus or minus 2.0 percentage points and reflects significantly higher unsaturation charges negatively impacting gross margin by about 150 to 200 basis points compared to the third quarter.

This outlook is based on an assumed effective currency exchange rate of approximately $1.30 = €1.00 for the 2014 fourth quarter and includes the impact of existing hedging contracts. The fourth quarter will close on December 31, 2014.

Recent Corporate Developments

•
On August 21, ST announced that it had posted its IFRS 2014 Semi Annual Accounts for the six-month period ended June 28, 2014, on its website and filed them with the Netherlands Authority for the Financial Markets.

•
On September 3, ST and Tessera Technologies announced that they had reached a settlement of all outstanding claims and litigation between them. The terms and conditions of the agreement between the companies are confidential.

Q3 2014 – Product and Technology Highlights

During the quarter, ST made strong progress with important new-product introductions and significant design wins.

Embedded Processing Solutions (EPS)

Digital Convergence (DCG)
•	Disclosed and showed new 4Kp60 product line-up based on popular Cannes/Monaco product family at IBC.
•	Announced design-wins for India market from multiple system operators Fastway and GTPL.
•	Demoed real-time hardware prototype of DOCSIS 3.1 modem with a major US OEM during the Cable-Tec Expo and MoCA 2.0 channel bonded chipset at IBC.
•	Revealed production-ready platform, using ST’s System-on-Chip, ideally suited for the analog switch off in Brazil and its adoption by a major customer.
•	Announced collaboration with NAGRA/SmarDTV offering a range of “Quickstart” modular solutions based on ST chipsets.

Imaging, Bi-CMOS, ASIC and Silicon Photonics (IBP)
•	Collaborated with Finisar to design and fabricate a 3D (stacked die) 2-chip set using both silicon photonics and Bi-CMOS process technologies.

Microcontroller, Memory and Secure MCU (MMS)
•	Sustained the rate of STM32 microcontroller design wins, fueled especially by the ultra-low power and entry-range series.
•	Started ramping production of STM32L0 ultra-low-power MCU, built on the ARM® Cortex® M0+ processor core.
•	Announced and demonstrated at TechCon the STM32 F7 series, the world’s first ARM Cortex-M7 processor-core microcontroller.
•	Captured a socket for dual-interface EEPROMs from a major lighting company to enable an NFC-programmable LED system.
•	Began production for non-volatile serial EEPROMs for a camera module with a major manufacturer.
•	Sampled Automotive EEPROMs for the camera modules of a leading Japanese maker.
•	Landed a win for NFC controllers at a key Consumer OEM.

Sense & Power and Automotive Products (SP&A)

Analog, MEMS and Sensors (AMS)
•	Introduced the smallest 6-axis motion sensor with world-best performance and power consumption.
•	Ramped volume production of pressure sensor and touch-screen controller for recently unveiled cutting-edge Samsung smartphones.
•	Started production of analog microphones for a recently launched smartphone for a leading consumer brand.
•	Accelerated production of a high-throughput printhead for an important print-technology player.
•	Earned an automotive gyroscope socket for a navigation system by a Japanese manufacturer.
•	Revealed collaboration with poLight for an autofocus actuator based on Piezo MEMS technology.
•	Launched production of a high-reliability and -accuracy accelerometer for pacemakers/defibrillators.
•	Opened a state-of-the art microphone lab in Taiwan.

Automotive (APG)
•	Continued penetration of latest-generation audio processor with wins at large Japanese and Chinese OEM manufacturers for car audio and telematics applications.
•	Won important designs for our intelligent-power switches:
o	In major American, European, and Korean Tier1 body-control module applications;
o	On window-lift designs at a major Japanese manufacturer; and
o	At one of the biggest European Tier1 for engine-management applications.
•	Expanded success of power amplifiers within Japan with several design wins.

Industrial and Power Discrete (IPD)
•	Earned a design win for fully integrated microstepping motor drivers for a medical equipment system with a leading global brand.
•	Selected by a major global manufacturer to provide very-low power regulators for a new wall adaptor.
•	Landed a win for ultrafast high-voltage rectifiers for an air-conditioner application with major Chinese manufacturers.
•	Won a design for power surge-protection devices for smartphones with a major Chinese customer.
•	Captured sockets in server power-supply applications from a leading manufacturer in the US for both high- and low-voltage MOSFETs.
•	Secured sockets in RF plasma generators and industrial laser applications from a global Japanese leader for RF power transistors.
•	Won designs for an advanced family of IGBTs and half-bridge gate drivers for a household appliance with a leading global brand.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•Uncertain macro-economic and industry trends;
•Customer demand and acceptance for the products which we design, manufacture and sell;
•Unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;
•The loading and the manufacturing performance of our production facilities;
•The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;
•Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•Restructuring charges and associated cost savings that differ in amount or timing from our estimates;
•Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•Changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities;
•Availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.
Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2013, as filed with the SEC on March 5, 2014. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On October 29, 2014, the management of STMicroelectronics will conduct a conference call to discuss the Company’s operating performance for the third quarter of 2014.

The conference call will be held at 9:30 a.m. CET / 8:30 a.m. BST / 4:30 a.m. U.S. Eastern Time / 1:30 a.m. U.S. Pacific Time. The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until November 14, 2014.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2013, the Company’s net revenues were $8.08 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q3 2014 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	646	37	72	0.08
Impairment & Restructuring		38	38
Estimated Income Tax Effect			7
Non-U.S GAAP	646	75	117	0.13

Q2 2014 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	634	98	38	0.04
Impairment & Restructuring		20	20
Loss on equity-method investments (3Sun)			44
Estimated Income Tax Effect			-
Non-U.S GAAP	634	118	102	0.11

Q3 2013 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	652	(66)	(142)	(0.16)
Impairment & Restructuring		120	117
Loss on equity-method investments (MicroOLED)			4
Estimated Income Tax Effect			(2)
Non-U.S GAAP	652	54	(23)	(0.03)

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	September 27, 2014	June 28, 2014	September 28, 2013
Cash and cash equivalents	2,130	1,502	1,434
Marketable securities	330	-	91
Short-term deposits	-	51	1
Total financial resources	2,460	1,553	1,526
Short-term debt	(223)	(225)	(168)
Long-term debt	(1,743)	(905)	(619)
Total financial debt	(1,966)	(1,130)	(787)
Net financial position	494	423	739

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities and net cash variation for joint ventures deconsolidation. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q3 2014	Q2 2014	Q3 2013
Net cash from operating activities	281	71	14
Net cash used in investing activities	(424)	(219)	(7)
Payment for purchase and proceeds from sale of marketable securities, change in short term deposits, restricted cash, net and net cash variation for joint ventures deconsolidation	283	49	(79)
Free cash flow	140	(99)	(72)

--end---

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	September 27,	September 28,
	2014	2013

Net sales	1,870	2,005
Other revenues	16	8
NET REVENUES	1,886	2,013
Cost of sales	(1,240)	(1,361)
GROSS PROFIT	646	652
Selling, general and administrative	(226)	(253)
Research and development	(377)	(423)
Other income and expenses, net	32	78
Impairment, restructuring charges and other related closure costs	(38)	(120)
Total Operating Expenses	(609)	(718)
OPERATING INCOME (LOSS)	37	(66)
Interest expense, net	(7)	(2)
Income (loss) on equity-method investments	-	(8)
INCOME (LOSS) BEFORE INCOME TAXES	30	(76)
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	42	(49)
NET INCOME (LOSS)	72	(125)
Net loss (income) attributable to noncontrolling interest	-	(17)
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	72	(142)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.08	(0.16)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.08	(0.16)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	891.3	890.5

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))
	Nine Months Ended
	(Unaudited)	(Unaudited)
	September 27,	September 28,
	2014	2013

Net sales	5,529	6,042
Other revenues	46	25
NET REVENUES	5,575	6,067
Cost of sales	(3,696)	(4,115)
GROSS PROFIT	1,879	1,952
Selling, general and administrative	(691)	(817)
Research and development	(1,144)	(1,409)
Other income and expenses, net	157	84
Impairment, restructuring charges and other related closure costs	(71)	(263)
Total Operating Expenses	(1,749)	(2,405)
OPERATING INCOME (LOSS)	130	(453)
Interest expense, net	(11)	(2)
Loss on equity-method investments	(60)	(111)
Gain on financial instruments, net	1	-
INCOME (LOSS) BEFORE INCOME TAXES	60	(566)
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	26	(29)
NET INCOME (LOSS)	86	(595)
Net loss (income) attributable to noncontrolling interest	(1)	131
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	85	(464)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.10	(0.52)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.10	(0.52)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
EARNINGS PER SHARE	893.7	889.2

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	September 27,	June 28,	December 31,
In millions of U.S. dollars	2014	2014	2013
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	2,130	1,502	1,836
Short-term deposits	-	51	1
Marketable securities	330	-	57
Trade accounts receivable, net	1,046	1,098	1,049
Inventories	1,263	1,323	1,336
Deferred tax assets	168	145	123
Assets held for sale	31	30	16
Other current assets	508	618	389
Total current assets	5,476	4,767	4,807

Goodwill	85	89	90
Other intangible assets, net	199	225	217
Property, plant and equipment, net	2,785	2,966	3,156
Non-current deferred tax assets	242	212	227
Long-term investments	60	57	76
Other non-current assets	564	561	600
	3,935	4,110	4,366
Total assets	9,411	8,877	9,173

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	223	225	225
Trade accounts payable	632	739	694
Other payables and accrued liabilities	883	854	937
Dividends payable to stockholders	4	93	89
Accrued income tax	39	47	48
Total current liabilities	1,781	1,958	1,993

Long-term debt	1,743	905	928
Post-employment benefit obligations	342	363	366
Long-term deferred tax liabilities	9	10	11
Other long-term liabilities	136	146	158
	2,230	1,424	1,463
Total liabilities	4,011	3,382	3,456
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,157	1,157	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,797,305 shares issued, 882,536,700 shares outstanding)
Capital surplus	2,727	2,595	2,581
Retained earnings	950	886	1,076
Accumulated other comprehensive income	781	977	1,042
Treasury stock	(278)	(187)	(212)
Total parent company stockholders' equity	5,337	5,428	5,643
Noncontrolling interest	63	67	74
Total equity	5,400	5,495	5,717
Total liabilities and equity	9,411	8,877	9,173

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q3 2014	Q2 2014	Q3 2013

Net Cash from operating activities	281	71	14
Net Cash used in investing activities	(424)	(219)	(7)
Net Cash from (used in) financing activities	776	(92)	(164)
Net Cash increase (decrease)	628	(242)	(149)

Selected Cash Flow Data (in US$ millions)	Q3 2014	Q2 2014	Q3 2013

Depreciation & amortization	199	208	224
Net payment for Capital expenditures	(137)	(139)	(166)
Dividends paid to stockholders	(89)	(90)	(93)
Change in inventories, net	22	2	(34)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: October 29, 2014	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services